JONATHAN A. VAN HORN
(612) 492-6134
FAX (612) 340-8738
van.horn.jonathan@dorsey.com

February 9, 2005

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Celeste M. Murphy
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Goldcorp Inc.
Schedule 14D-9 filed on January 21, 2005
Amendment No. 1 to Schedule 14D-9 filed on January 26, 2005
Amendment No. 2 to Schedule 14D-9 filed on January 28, 2005
Amendment No. 3 to Schedule 14D-9 filed on February 1, 2005
Amendment No. 4 to Schedule 14D-9 filed on February 3, 2005
Amendment No. 5 to Schedule 14D-9 filed on February 4, 2005
Amendment No. 6 to Schedule 14D-9 filed on February 8, 2005
Amendment No. 7 to Schedule 14D-9 filed on February 9, 2005
(SEC File No. 005-52039)

Dear Ms. Murphy:

     On behalf of our client, Goldcorp Inc. (“Goldcorp” or the “Company”), we are grateful for the opportunity to respond to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 28, 2005 (the “Comment Letter”).

The Goldcorp Documents

     On December 16, 2004, Glamis Gold Ltd. (“Glamis”) announced its intention to make an exchange offer for all the outstanding common shares of the Company in a press release. On January 7, 2005, Glamis commenced an offer to purchase all of the Company’s outstanding common shares (the “Offer”) and filed a Tender Offer Statement on Schedule TO with respect to the Offer with the Commission.1 The Company filed its Solicitation/Recommendation Statement on Schedule 14D-9 with the Commission on January 21, 2005 (the “Goldcorp Schedule

[1]	Glamis filed amendments to its Schedule TO with the Commission on January 7, 2005, January 14, 2005, January 18, 2005, January 24, 2005, January 26, 2005, January 28, 2005, February 1, 2005, February 2, 2005, February 3, 2005, February 4, 2005 and February 9, 2005.

Celeste M. Murphy
February 9, 2005

14D-9”).2 The documents listed below are some of the documents filed by the Company with the Commission as exhibits to the Goldcorp Schedule 14D-9 or to amendments to the Goldcorp Schedule 14D-9:

1.	Directors’ Circular and Supplemental Management Information Circular, dated January 20, 2005 (filed with the Goldcorp Schedule 14D-9 as Exhibit (a)(2)(A));

2.	Press release of Goldcorp Inc., dated January 21, 2005, announcing the recommendation of the Company’s board of directors with respect to the Offer (filed with the Goldcorp Schedule 14D-9 as Exhibit (a)(2)(B));

3.	Letter of Goldcorp Inc., dated January 25, 2005, to Goldcorp shareholders (the “Shareholder Letter”) (filed with Amendment No. 1 to the Goldcorp Schedule 14D-9 as Exhibit (a)(2)(C));

4.	Powerpoint slide presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative” (filed with Amendment No. 1 to the Goldcorp Schedule 14D-9 as Exhibit (a)(2)(D) and with Amendment No. 2 to the Goldcorp Schedule 14D-9 as Exhibit (a)(2)(G)); and

5.	Press release of Goldcorp Inc., dated January 26, 2005, announcing the recommendation of Fairvest with respect to the Share Issuance Resolution to be considered by Goldcorp shareholders in connection with the Company’s offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. (filed with Amendment No. 1 to the Goldcorp Schedule 14D-9 as Exhibit (a)(2)(F)).

The documents listed in items 1-5 above are referred to in this letter as the “Goldcorp Documents”. Each of the Goldcorp Documents contains the recommendation of the Company’s board of directors that Goldcorp shareholders (1) reject the Offer and (2) vote to approve a share issuance resolution in connection with the Company’s offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. (the “Wheaton Offer”). Each of the Goldcorp Documents was furnished by the Company to Goldcorp shareholders in order to communicate to Goldcorp shareholders the recommendations of the Company’s board of directors with respect to the Offer and the Wheaton Offer and, as discussed below, filed by the Company with the Commission as required by rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Website

     The Comment Letter asks that the Company explain why the Goldcorp Documents (with specific reference to the Shareholder Letter) included on the Internet website at the address

[2]	The Company filed amendments to its Schedule 14D-9 with the Commission on January 26, 2005, January 28, 2005, February 1, 2005, February 3, 2005, February 4, 2005, February 8, 2005 and February 9, 2005.

Celeste M. Murphy
February 9, 2005

www.robmcewen.com (the “Website”)3 were filed by the Company. The Company filed the Goldcorp Schedule 14D-9 to fulfill its obligations under Exchange Act Rules 14d-9(b) and 14e-2 and filed the amendments to the Goldcorp Schedule 14D-9 to fulfill its obligations under Exchange Act Rule 14d-9(c). Item 9 of Schedule 14D-9 and Item 1016(a) of Regulation M-A require that any disclosure materials (including any recommendation) furnished to subject company shareholders by or on behalf of the filing person be filed as exhibits to Schedule 14D-9. As discussed above, each of the Goldcorp Documents contains the recommendation of the Company’s board of directors with respect to the Offer. Each of the Goldcorp Documents was furnished by the Company to Goldcorp shareholders. Accordingly, the Goldcorp Documents were filed by the Company with the Commission to fulfill the Company’s filing obligations under Exchange Act Rule 14d-9(b) and (c) and the form requirements of Schedule 14D-9.

     The Comment Letter asks that the Company explain why it should not file all of the materials contained on the Website. The Company has not filed materials included on the Website other than the Goldcorp Documents because such materials are not solicitations or recommendations by the Company and, consequently, no filing by the Company under Exchange Act Rule 14d-9(c) is required as it relates to those materials.

     The Company will continue to amend the Goldcorp Schedule 14D-9 in accordance with the requirements of Exchange Act Rule 14d-9(c) to reflect additional recommendations or other disclosure materials furnished by the Company to Goldcorp shareholders in connection with the Offer. We understand that Mr. McEwen has filed with the Commission on Schedule 14D-9 the information contained on the Website and that Mr. McEwen has acknowledged that he will make any further filings required by Exchange Act Rule 14d-9. Finally, we have been advised by Mr. McEwen that he has no intentions of including any solicitation or recommendation materials on the Website in the future.

Reuters and www.mineweb.net

     The Website was reported in a wire report issued by Reuters on January 28, 2005 and carried on the Yahoo! News website and in a January 28, 2005 report by Mineweb carried in the “Fast News” section of the www.mineweb.net website. Mr. McEwen has advised the Company that his response letter submitted by Dewey Ballantine LLP to the Commission on behalf of Mr. McEwen on February 7, 2005 accurately and completely sets forth the scope of his involvement in disseminating announcements with respect to the Website.

[3]	We understand that all hyperlinks to the Goldcorp Documents were removed from the homepage of the Website sometime on January 29, 2005 and have not been accessible from the homepage of the Website since that time. We note that, in its review of the Website, the Company has relied on the screen shot of the homepage of the Website filed as Exhibit (a)(2)(A) to the Schedule 14D-9 filed by Mr. McEwen (as discussed below). Based on a review of the Schedule 14D-9 filed by Mr. McEwen, the Company does not believe any recommendations of the Company with respect to the Offer other than those contained in the Goldcorp Documents appeared on the Website.

Celeste M. Murphy
February 9, 2005

     The Company understands that a representative of www.mineweb.net contacted the Goldcorp employee in the investor relations department (the “Goldcorp IR Representative”) seeking to secure an interview with Mr. McEwen. In the course of the ensuing conversation, the Goldcorp IR Representative, without the knowledge or authorization of any Goldcorp officer or director, other than Mr. McEwen, informed the www.mineweb.net representative of the existence and address of the Website. The Company also understands that a representative of Reuters contacted the Goldcorp IR Representative with respect to the Website. The Reuters representative indicated to the Goldcorp IR Representative that it was aware of the Website and was seeking comment from Mr. McEwen about the Website.

     The Company confirms that no officer or director of the Company, other than Mr. McEwen, authorized or had any knowledge of the engagement of Tiger Financial News Network (“TFNN”) or of any instruction to TFNN to disseminate information about the Website.

     The Company confirms that, other than as described above, no officer or director of the Company prepared any press release, advertisement or other communication for the dissemination of any announcement with respect to the Website to Reuters or Mineweb or to any other media outlet.

Conclusion

     We believe that (1) the filing by Mr. McEwen of a Schedule 14D-9, (2) the undertaking of the Company to continue to amend the Goldcorp Schedule 14D-9 to reflect further recommendations by the Company and (3) the undertaking by Mr. McEwen to make any further filings required by Exchange Act Rule 14d-9 will resolve any confusion regarding which solicitations or recommendations with respect to the Offer are solicitations or recommendations of the Company’s board of directors. Further, we believe that Mr. McEwen’s undertaking not to post any solicitation or recommendation materials on the Website in the future will help to avoid any further confusion.

* * * * *

Celeste M. Murphy
February 9, 2005

     If you have any questions regarding this letter, please feel free to contact me at (612) 492-6134 or Gil Cornblum at (416) 367-7373.

Very truly yours,

Jonathan A. Van Horn

Enclosures

cc:	R. Gregory Laing (Goldcorp Inc.) Gil Cornblum (Dorsey & Whitney LLP) Thomas Swigert (Dorsey & Whitney LLP) Michael Melanson (Fraser Milner Casgrain LLP) John Sabine (Fraser Milner Casgrain LLP)